Exhibit 23.1

The reverse stock split described in Note 3 to the financial statements has not been consummated at September 28, 2015. When it has been consummated, we expect to be in a position to furnish the following consent.

/s/ PricewaterhouseCoopers LLP

San Jose, California

September 28, 2015

“CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Amendment No. 3 to Registration Statement on Form S-1 of CytomX Therapeutics, Inc. of our report dated July 24, 2015, except for the effects of the reverse stock split described in Note 3 as to which the date is                     , relating to the financial statements of CytomX Therapeutics, Inc., which appears in such Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

San Jose, California”